Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: 202.383.0262 F: 202.637.3593 owenpinkerton@eversheds-sutherland.com

June 13, 2025

David Manion, CPA, CAIA

Nicolina McCarthy, Assistant Chief Accountant

Catalina Jaime, Branch Chief

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.
Form N-CSR for the fiscal year ended December 31, 2024
File No. 811-23802

Dear Mr. Manion, Ms. McCarthy and Ms. Jaime:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the comments provided orally to William G. Farrar of Sullivan & Cromwell LLP by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on May 13, 2025 to the Company’s Form N-CSR for the fiscal year ended December 31, 2024 (the “Annual Report”), which was filed by the Company on March 25, 2025. The Staff’s comments are set forth below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Form N-CSR. Page number references below are to the Annual Report.

1.       Page 12, Note 2(a) to the financial statements included in the Annual Report, includes a definition of “SPV.” Please move the definition to a footnote to the Schedule of Investments where such term is defined the first time.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that the definition of “SPV” was moved to a footnote to the Schedule of Investments in the amended Form N-CSR for the year ended December 31, 2023, filed with the SEC on May 21, 2025 and the amended Form N-CSRS for the period ended June 30, 2024, filed with the SEC on June 6, 2025. The Company further confirms that it will include such definition in the Schedule of Investments in future filings with the SEC that include financial statements.

2.        The Staff noted that Rhenium Bolt LLC is valued on page 5 at $0. Please explain supplementally what rights and obligations the Company has in respect of Rhenium Bolt LLC.

Company Response: The Company respectfully advises the Staff that Rhenium Bolt LLC does not hold any securities and has no intention of acquiring securities in the future. The Company has no rights or obligations with respect to Rhenium Bolt LLC, except for an immaterial holdback of a portion of the Company’s contribution to be used to cover expenses associated with any potential litigation related to Rhenium Bolt LLC, which if not used within the time prescribed by the limited liability company agreement shall be returned to the Company. No amount has been recorded by the Company for such potential return due to its immateriality and the uncertainty of return. The Company has been advised that Rhenium Bolt LLC may seek consent from its holders to effectuate a dissolution.

June 13, 2025

3.        The Company reported a net realized gain of $8 on page 8. Please explain supplementally how the Company reported a realized gain of $8 notwithstanding that in Note 7 (page 23) to the financial statements included in the Annual Report, the Company reports no purchases or sales of securities.

Company Response: The Company respectfully advises the Staff that the net realized gain of $8 on page 8 is related to the initial public offering of Maplebear, Inc., doing business as Instacart, whereby fractional shares held by the Company were cashed out in connection with the initial public offering. The Company does not believe that the statement on page 23 that the Company did not purchase or sell any securities during the year ended December 31, 2023 is inaccurate, since the receipt of cash in exchange for fractional shares differs from the affirmative act of selling securities held by the Company. Further, the Company views the transaction as immaterial, since it reflects an $8 entry. However, the Company confirms that the transaction was booked as a gain on the sale of fractional shares.

4.        As noted above, Note 7 to the financial statements included in the Annual Report discloses that the Fund did not purchase or sell securities. Please reconcile supplementally this statement with (i) the “Sale of investments” of $3,662,050 on page 10 of the financial statement included in the Annual Report and (ii) the $83,637 of “Proceeds from Sale of Investments” on page 19.

Company Response: The Company respectfully advises the Staff that the “Sale of investments” line item included in the statement of cash flows related to the money market fund held by the Company that sweeps cash and buys and sells positions on a daily basis. Such transactions, therefore, would not be reflected in Note 7 to the Financial Statements, which specifically excludes short-term securities. With respect to footnote (c) to the “Assets” table on p. 19, $83,637 of “Proceeds from Sale of Investments” is a return of capital distribution related to the investment in Rhenium Bolt 2021, LLC, which is described in the footnote to the table. As a result of the foregoing, the Company believes that the statement on page 23 that the Company did not purchase or sell any securities, other than short-term securities, during the year ended December 31, 2023, is accurate.

5.        Please explain supplementally how Note 8 to the financial statements included in the Annual Report addresses the requirements of ASC-40-50-4 in light of the need for third party (i.e., the Securities and Exchange Commission) approval to sell securities from the Company’s shelf registration statement.

Company Response: The Company respectfully advises the Staff that ASC 205-40-50-4 requires that management consider whether the relevant conditions and events, considered in the aggregate, indicate that it is probable that the Company will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Management determined that, as of the date the year-end audited financial statements were issued, certain conditions gave rise to indicators of substantial doubt about the Company’s ability to continue as a going concern. ASC 205-40-50-4 further states that management should “initially” exclude any potential mitigating effects of the management’s plans that have not been fully implemented as of the date of the issuance of the financial statements. However, ASC 205-40-50-6 states that management shall evaluate whether its plans that are intended to mitigate the going concern alleviate substantial doubt about the entity’s ability to continue as a going concern. As stated in Note 10 to the Financial Statements, management adopted a plan to address the anticipated liquidity shortfall of approximately $40,000. As set forth in Note 10 to the Financial Statements, the Adviser intends to dispose of one or more certain specific illiquid investments held by the Company in order to address any liquidity shortfall. While the Company included additional disclosure related to the potential for offering proceeds from the shelf registration statement, management did not rely on raising proceeds from the shelf registration statement as part of its plans to alleviate the going concern. Therefore, the Company believes that the mitigation plan and the disclosure included in Note 10 to the Financial Statements are accurate and consistent with the requirements found in ASC 205-40-50-4.

June 13, 2025

6.       The Staff notes that approximately 95% of the Company’s portfolio securities are subject to restrictions on resale (footnote (c) on page 6).  The Staff also notes that the Company disclosed on page 25 that in the event the shelf was not approved, the Adviser plans to dispose of illiquid investments held in the Company’s portfolio. Please explain supplementally how management concluded that substantial doubt was alleviated in light of the restrictions on resale applicable to the Company’s portfolio securities?

Company Response: The Company respectfully advises the Staff that while it is accurate that 95% of the portfolio securities have restrictions on resale, such resale restrictions vary from investment to investment and would not materially impede the Company from disposing of certain restricted securities, if necessary, to address a liquidity shortfall. As noted in response to Comment No. 5 above, the anticipated liquidity shortfall, after taking into consideration the deferral of management fees described in Note 5 to the Financial Statements, is approximately $40,000, which would only require the sale of one of the Company’s investments or a portion thereof. As disclosed in Note 2(i) to the Financial Statements, certain of the restricted securities held by the Company may be resold in the secondary market in transactions exempt from registration and do not require consent from a third party. Management believes that the direct private investments held by the Company have sufficient liquidity in one or more secondary marketplaces that would be probable to enable the Company to sell such securities in order to address a liquidity shortfall. Management is aware of multiple secondary marketplaces that offer trading for a wide range of late-stage private companies, including securities held by the Company. Sales of such securities do not contain additional restrictions aside from the requirement that they be sold to an accredited investor.

While not necessary to satisfy the anticipated liquidity shortfall, management also believes that there is significant liquidity for certain of the SPV investments held by the Company. Sales of SPV investments may require consent from the SPV manager in advance of a sale, but such consent can ordinarily be obtained without significant delay.

7.        Discuss supplementally the extent to which management discussed its plans, mitigation efforts and going concern disclosures in Note 10 to the financial statements included in the Annual Report with the Company’s Board of Directors and the Company’s auditor.

Company Response: The Company advises the Staff that the Company’s Board of Directors and its Audit Committee held a number of meetings in February and March 2025 to discuss various aspects of the financial statements included in the Annual Report, which was ultimately filed with the SEC on March 25, 2025. In such meetings, management provided information and updates to the Board or the Audit Committee, as applicable, regarding all open items related to the audit, which included, among other things, the going concern analysis and disclosure related to it that was subsequently included in Note 10. In addition, management had extensive conversations and meetings with representatives of Marcum in connection with the audit and provided Marcum with its analysis of the going concern considerations, the mitigation plans and related disclosures, which Marcum reviewed and commented on prior to issuing its unqualified audit report. Finally, representatives of Marcum had separate meetings with members of the Audit Committee outside the presence of management and attended many Audit Committee meetings that were held in advance of approving the filing of the Annual Report.

8.        Please confirm supplementally that the Company is current on all expenses.

Company Response: The Company respectfully advises the Staff that the Company is current on its expenses both with respect to the payment of such expenses and the recording of such expenses in its accounting records on an accrual basis. Therefore, the Company’s financial statements reflect all accrued expenses, regardless of actual cash flow.

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June 13, 2025

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,
/s/ Owen J. Pinkerton
Owen J. Pinkerton
Eversheds Sutherland (US) LLP

cc:	Sohail Prasad, Destiny Tech100 Inc. Ethan Silver, Destiny Tech100 Inc.